Mail Stop 6010

February 1, 2008

Via U.S. Mail and Fax (212) 391-2751

Ms. Sharon Tang
Chief Financial Officer
Advanced Battery Technologies, Inc.
21 West 39th Street, Suite 2A
New York, New York 10018

> **Re:** **Advanced Battery Technologies, Inc.**
> **Form 10-KSB for year ended December 31, 2006**
> **Filed April 16, 2007**
> **Forms 10-QSB for quarter ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **File No. 000-13337**

Dear Ms. Tang:

We have reviewed your filings and response letter dated January 9, 2008 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Financial Statements

Note 6. Goodwill, page F-15

1.   We see that you did not use the quoted market price of your common stock in performing the goodwill impairment test as of December 31, 2006. As set forth in paragraph 23 of SFAS 142 "quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available." You indicate that you did not use quoted market price because, in your view, the shares are thinly traded and subject to substantial swings in price. However, we obtained and reviewed the pricing and volume history for your common shares during 2006 noting that your common shares traded every business day. As well, we do not see unusual swings in quoted prices. Accordingly, please further explain why you believe it was appropriate under SFAS 142 to not use quoted market price in performing the impairment testing.

As a related matter, SFAS 142 paragraph 23 and related footnote 16 indicate that there may be circumstances where quoted market price may not be representative of fair market value and provides an example in a discussion of the possible impact of control premiums. You appear to believe that quoted market price overstated the fair value of your company.   However, we see the substantial growth in sales and profits in 2006. You also disclose that you are investing in new facilities, that you expect to maintain "the level of operations" achieved in 2006, and the cash flow projections you prepared assume substantial growth in sales and profits. In light of the positive factors described in your filing and response please reconcile why you believed quoted market price overstated the fair value of your company as of December 31, 2006.

2.   Please further explain to us how you prepared the future cash flow analysis described in your response. In that regard please respond to the following:

    •   Provide us a copy of the cash flow analysis and fully describe the basis for all significant assumptions.
    •   Explain how your model is consistent with discounted cash flow analysis commonly prepared in fair valuing businesses.
    •   It appears that you projected cash flows for a five year period. Tell us what happens at the end of year five. If you assumed no cash flows after year five, please tell us why that assumption is appropriate and consistent with assumptions that would be made by marketplace participants in valuing your business. Unless you expect to shutter your business at the end of year five, an assumption that cash flow end at that date would not appear appropriate

and is not consistent with lives used for other purposes. For instance, the eighteen year life used for stock options.

- Tell us the period for which for you expect to derive cash flows from the $12.1 million projected investment in property and equipment and explain how those cash flows are considered in your model.

Form 10-QSB for the quarter ended September 30, 2007

Condensed Consolidated Statements of Cash Flows, page 4

3. We see the increase in the gross carrying amount of property equipment from the balance as of September 30, 2006. Please tell us why depreciation and amortization for the nine months ended September 30, 2007 is less than the amount for the comparable interim period.

Management's Discussion and Analysis, page 15

Liquidity and Capital Resources, page 16

4. We see the substantial growth of accounts receivable and that you have provided extended payment terms as a means of securing new business. Please tell us about the nature, terms and extent of the extended payment provisions. Tell us how you evaluated the impact of the extended payment provisions on your revenue recognition practices, including why you believe collectability is reasonably assured when new customers are granted payment term concessions. That is, tell us why revenue recognition at shipment is appropriate in those circumstances and support your conclusion in GAAP.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact

Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant